Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for January 2024

Hamilton, Bermuda, February 8, 2024

Commercial update:

In January 2024, the Company achieved average time charter equivalent (“TCE”) earnings of approximately US$28,400 per day, gross1. The Company’s six vessels trading on a fixed time charter earned US$28,600 per day, gross, including average daily scrubber and LNG benefits on five vessels of approximately $2,800 per day. The Company’s three vessels trading on index-linked time charters earned approximately US$28,000 per day, gross, including average daily scrubber and LNG benefits of approximately US$3,000 per day. The index linked vessels were delivered to their respective charterers to commence their time charters between the 8th and the 15th of January. The Company’s cash break-even TCE is estimated to be approximately $24,600 per day.

The Baltic 5TC Capesize Index averaged US$20,565 during January 2024.

The Company has agreed to convert its index linked charters to fixed rate time charters for Mount Bandeira and Mount Hua from February 1, 2024 to June 30, 2024. Following the conversion of the charters for these two vessels, the Company will have the following average rates fixed for vessels that were previously on index linked charters:

February 2024: 5 vessels at an average of $24,852 per day, gross

March 2024: 5 vessels at an average of $24,852 per day, gross

April to June 2024: 2 vessels at an average of $26,866 per day, gross

In addition, two vessels will continue to earn a fixed scrubber premium of $2,500 per day from February 1, 2024 to March 31, 2024. The remaining three vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.

Cash distribution:

The Board has approved a cash distribution of US$0.01 per share for January 2024. The distribution will be made from the Company's Contributed Surplus account which consists of previously paid in share premium transferred from the Company's Share Premium account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.01 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on March 5, 2024.

Date of approval: February 7, 2024

Last day including right: February 20, 2024

Ex-date: February 21, 2024

Record date: February 22, 2024

Payment date: On or about March 5, 2024.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about March 8, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has nine vessels in operation and three Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
January 31, 2024
Time charter revenues	$6.9
Address commission	$0.2
Operating revenues, gross	$7.1

Fleet operational days	249
Average Daily TCE Earnings, gross	$28,400